+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[X] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person

Miner                               Robert                         P.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

C/O United Rentals, Inc.   Five Greenwich Office Park
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                                   (Street)

Greenwich,                          CT                                06830
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol United Rentals, Inc. URI
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                                                                    ------------

4.  Statement for Month/Year May 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    ___ Officer             ___ 10% Owner     X Other
                                                             ---
                        (give title below)                       (specify below)

    former officer

     X   Form Filed by One Reporting Person
    ---
    ____ Form Filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, See P.
3 annexed hereto
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)           Page 1 of 3 pages

  Table II--Derivative Securities Acquired Disposed of or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------

                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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
------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (1)           4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:
See continuation pages 3 and 4

          Robert P. Miner                  June 6, 2001

          _______________________________  _________________
            Signature of Reporting Person        Date


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                    Form 4 Continuation Sheet--Page 3 of 3

1.  Name and address of Reporting Person
         Robert P. Miner
         C/O United Rentals, Inc.
         Five Greenwich Office Park
         Greenwich,  CT 06830
2.  Issuer Name and Ticker or Trading Symbol
         United Rentals, Inc.    URI
4.  Statement for Month/Year: May 2001

-----------------------------------------------------------------------------------------------------------------------
                              3. Transa-    4.Securities Acquired(A) or
                              ction Code      Disposed of(D)                                    6.Owne
                2.Trans-      (Instr. 8       (Instr. 3, 4 and 5)              5.Amount of      -rship
                             ---------------------------------------------     Securities       Form:
                action                                                         Beneficially     Direct
                Date                                      (A)                  Owned at End     (D)        7.Nature of
1.Title of      (Month/D                                   or      Price       of Month (Instr. Indirect   Indirect
Security         ate/Year)    Code     V     Amount       (D)      ($)*        3 and 4)         (I)        Ownership
-----------------------------------------------------------------------------------------------------------------------
common
stock               5/8/01    S               12,400      D       21.4000
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common
stock              5/14/01    S                2,480      D       21.3151
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common
stock              5/16/01    S                1,984      D       20.6865
-----------------------------------------------------------------------------------------------------------------------
common
stock              5/17/01    S                  744      D       20.7500
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common
stock              5/18/01    S                1,240      D       20.6750
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common
stock              5/21/01    S                6,200      D       21.0049
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common
stock              5/23/01    S               14,006      D       21.9112
-----------------------------------------------------------------------------------------------------------------------
common
stock              5/24/01    S                  422      D       22.9244
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common
stock              5/25/01    S                1,860      D       22.2623
-----------------------------------------------------------------------------------------------------------------------
common
stock              5/29/01    S                1,612      D       22.3797
-----------------------------------------------------------------------------------------------------------------------
common
stock              5/30/01    S                6,020      D       22.9638
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common
stock              5/31/01    S                  880      D       23.1378        418,315        D
-----------------------------------------------------------------------------------------------------------------------

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

* The indicated sales price with respect to a given date represents the average price at which shares were sold on such date.
** Consists of (i) 208,791 outstanding shares; (ii) 142,857 shares that are not outstanding but that may be acquired pursuant to currently exercisable warrants; and (iii) 66,667 shares that are not outstanding but that may be acquired pursuant to currently exercisable options.



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